UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: June 30, 2000

THE MONTANA POWER COMPANY
(Exact name of registrant as specified in its charter)

Montana	**1-4566**	**81-0170530**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 East Broadway, Butte, Montana	**59701-9394**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(406) 497-3000**

ITEM 2. Acquisition of Properties

On June 30, 2000, pursuant to a Stock Purchase Agreement dated March 13, 2000 ("Agreement"), Touch America, Inc. ("Touch America"), the telecommunications subsidiary of The Montana Power Company ("MPC" or "Registrant"), closed its previously announced stock purchase from Qwest Communications International Inc. ("Qwest"). In accordance with the Agreement, Touch America acquired Qwest's wholly owned subsidiary company, Touch America Services Holdings, Inc. ("TASHI," formerly known as TeleDistance Holdings, Inc.), a Delaware corporation. TASHI owned all of the outstanding capital stock of Touch America Services, Inc. (formerly known as TeleDistance, Inc.), also a Delaware corporation, which in turn owned rights and properties associated with Qwest's wholesale, private-line, long-distance, and other telecommunications services in U S WEST's fourteen-state region related to Qwest's interLATA businesses. The purchase price was approximately $205,900,000, subject to certain adjustments. The fourteen-state region covers approximately 250,000 customer accounts for voice, data, and video services. Touch America also acquired a fiber-optic network of 1,800 route miles and associated optronics and switches that will connect to Touch America's existing fiber-optic network and an indefeasible rights of use agreement for telecommunications capacity on Qwest's fiber-optic network that assists Touch America in providing services to some of those 250,000 customers. We have collectively referred to TASHI and the properties acquired from Qwest as the "Divested Businesses" in this Form 8-K/A. As a result of the acquisition, Touch America employed 173 of former Qwest sales agents in the fourteen-state region.

The sources of funds for this transaction were a combination of approximately $147,000,000 in internal funds and approximately $59,000,000 in short-term borrowings from various external sources. We may use proceeds from the sales of our energy businesses to pay down these short-term borrowings.

For additional information on the acquisition of the Divested Businesses, the terms and events leading to the acquisition, and the accounting implications of the acquisition, see the following sections of our previous filings with the Securities and Exchange Commission ("SEC"): (a) Part I, Item 1, "Business, Telecommunications Operations, Business"; Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources"; and Part II, Item 8, "Financial Statements and Supplementary Data, Note 3, Commitments, Telecommunications, Investments and Acquisitions," of our 1999 Annual Report on Form 10-K filed with the SEC on March 22, 2000; (b) Form 8-K filed with the SEC on July 17, 2000; and (c) Part I, Item 1, Note 10, "Acquisition of Properties from Qwest," and Part I, Item 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Nonutility Operations, Telecommunications Operations," of our Quarterly Report on Form 10-Q for the period ended June 30, 2000, filed with the SEC on August 14, 2000.

ITEM 7. Financial Statements and Exhibits

(a)   Financial Statements of Business Acquired

Because TASHI and its predecessor were formed in 2000 to effect the June 30, 2000 closing, the Divested Businesses were not part of a separately operated or incorporated business unit but instead were integrated with Qwest's existing operations and services. To provide meaningful and accurate information, therefore, and in accordance with a letter dated September 5, 2000 from the Division of Corporation Finance of the SEC authorizing this approach, we have provided abbreviated financial information with respect to the Divested Businesses in lieu of full carve-out financial information required by Rule 3-05 of Regulation S-X.

The following special-purpose abbreviated financial statements reflect the operating results and financial position of the Divested Businesses, as described in the accompanying footnotes: (1) Unaudited Statements of Revenues and Direct Expenses for the Six Months Ended June 30, 2000; (2) Audited Statements of Revenues and Direct Expenses for the Years Ended December 31, 1999, 1998, and 1997; and (3) Audited Statement of Selected Assets to be Sold at June 30, 2000. The Statement of Selected Assets to be Sold at June 30, 2000 shows the assets acquired on the basis of an allocation of the purchase price as of the June 30, 2000 acquisition date.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Qwest Communications International Inc. and Touch America, Inc.:

We have audited the accompanying special-purpose statement of selected assets to be sold of Qwest Communications International Inc.’s Divested Businesses (as described in Note 1) as of June 30, 2000, and the related statements of revenues and direct expenses for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of Qwest Communications International Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The special-purpose financial statements referred to above have been prepared on the basis described in Note 1 to comply with requirements of the Securities Exchange Act of 1934. These special-purpose financial statements are not intended to be a complete presentation of Qwest Communications International Inc.’s Divested Businesses.

In our opinion, the special-purpose financial statements referred to above present fairly, in all material respects, the selected assets to be sold of Qwest Communications International Inc.’s Divested Businesses as of June 30, 2000, and the related revenues and direct expenses for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP
Denver, Colorado
September 15, 2000

STATEMENTS OF REVENUES AND DIRECT EXPENSES
QWEST COMMUNICATIONS INTERNATIONAL INC.
DIVESTED BUSINESSES*

	Six Months Ended June 30,	Year Ended December 31,		
	2000	1999	1998	1997
	(Unaudited)			
		(Thousands of Dollars)		
COMMUNICATIONS SERVICES REVENUES	$ 155,027	$ 291,253	$ 244,962	$ 153,892
EXPENSES:				
Operations and maintenance	86,311	162,315	152,954	95,228
Selling, general, and administrative ..	30,554	61,833	57,419	39,812
Depreciation	8,325	16,650	16,650	16,650
	125,190	240,798	227,023	151,690
REVENUES IN EXCESS OF DIRECT EXPENSES	$ 29,837	$ 50,455	$ 17,939	$ 2,202

*As described in Note 1.

The accompanying notes are an integral part of these special-purpose financial statements.

STATEMENT OF SELECTED ASSETS TO BE SOLD
QWEST COMMUNICATIONS INTERNATIONAL INC.
DIVESTED BUSINESSES*

	June 30, 2000	
	(Thousands of Dollars)	
ASSETS:		
Property and equipment, net of accumulated depreciation		$ 60,248
Intangibles		
Services pursuant to indefeasible rights of use agreement**	$ 130,635	
Customer lists	15,000	
	145,635	
		$ 205,883

*As described in Note 1.
**As described in Note 2.

The accompanying notes are an integral part of these special-purpose financial statements.

NOTES TO THE SPECIAL-PURPOSE FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

On June 30, 2000, Qwest merged with an incumbent local exchange carrier, U S WEST, Inc. ("USW"), and as a condition to the merger was required by the Federal Communications Commission to divest its interLATA – or local access transport area – switched services business for calls originating in the USW fourteen-state region and all interLATA dedicated services for transmissions where one end point of the service is in the USW fourteen-state region (all of which constitute the Divested Businesses). The Divested Businesses were owned solely by Qwest.

Concurrent with the merger of Qwest and USW, Qwest entered into a definitive agreement with Touch America to sell the Divested Businesses to Touch America.

Qwest has historically provided the Divested Businesses to its customers utilizing a common workforce and its nationwide fiber-optic network. Prior to the merger with USW, Qwest did not differentiate the Divested Businesses from local services; therefore, the associated components of the Divested Businesses were not historically identified in such a manner.

To assist Touch America in providing the Divested Businesses to the acquired customers, Qwest sold dark fiber, optical electronics, and data switches to Touch America. These physical assets sold to Touch America were not historically used to provide the Divested Businesses. Qwest aggregated these physical assets and the impacted customer, agent, and other third party contracts into a newly formed entity, the stock of which was sold to Touch America. The aggregate closing price for the stock transaction was approximately $206,000,000. No working capital was transferred to, nor were any liabilities assumed by, Touch America. The closing price is subject to a series of post-closing adjustments related to future revenues generated by the Divested Businesses. Touch America and Qwest identified 173 employees included in the transaction.

The accompanying special-purpose financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and present the assets sold to Touch America and the revenues and expenses that were directly related to the Divested Businesses. These special-purpose financial statements exclude all other assets, liabilities, and related operations of Qwest and its subsidiaries.

The accompanying special-purpose statement of selected assets to be sold includes the assets transferred to Touch America, at their estimated fair value, based on a preliminary allocation of the purchase price as of the acquisition date. The allocation of the purchase price is preliminary and may change upon finalization of the independent appraisal of the assets transferred to Touch America.

To prepare the special-purpose statements of revenues and direct expenses, Qwest management allocated certain direct expenses to the Divested Businesses on a basis that approximates actual expenses. Corporate overhead, interest, and taxes are not included in the statements of revenues and direct expenses as these amounts are not allocated or charged to the Divested Businesses by Qwest.

Management believes such allocations are reasonable; however, because of the exclusion of corporate overhead expenses, interest, and taxes, and given the Divested Businesses' relationship with Qwest, the reported results are not necessarily indicative of what would have occurred had the Divested Businesses operated as a stand-alone entity. Furthermore, these special-purpose financial statements are not necessarily indicative of the financial position or results of operations of the Divested Businesses going forward because of changes in the business and overhead structure on the transfer of the assets from Qwest to Touch America.

No cash flow information is presented because working capital, investing, and financing activities are centrally managed by Qwest and not specifically attributable to the Divested Businesses.

In connection with the sale of the Divested Businesses to Touch America, Touch America and an affiliate of Qwest have entered into a Transition Services Agreement, dated as of June 30, 2000 ("TSA"), under which the Qwest affiliate will provide billing and collection, customer care, network monitoring and maintenance, software licensing, provisioning, order entry and data processing services to Touch America on a fee-for-services basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Identifiable Assets

The assets transferred to Touch America are stated at their estimated fair value, based on a preliminary allocation of the purchase price. The fair value of equipment is based on current market prices for similar equipment. Included in intangibles is an indefeasible rights of use (IRU) agreement under which Qwest must provide capacity to Touch America along specified transmission routes for a period of 20 years. The fair value of this IRU agreement has been estimated based on current market prices per vertical and horizontal mile for similar capacity and routes. The components of the acquired identifiable assets are approximately as follows:

Property and equipment	$ 60,000,000
Intangibles	
Services under IRU agreement	131,000,000
Customer Lists	15,000,000

The fair value of the customer lists obtained has been estimated at approximately $15,000,000 based upon the commissions that would have been paid to third-party sales agents to acquire a similar portfolio of customers.

Communications Services Revenue

Revenues from communications services are generally recognized monthly as the services are provided. Amounts billed in advance of the service month are recorded as deferred revenues.

Operations and Maintenance Expenses

Operations and maintenance expenses include the expenses of access and network operations that have been attributed to the Divested Businesses based on Qwest's historical cost as a percentage of related revenues for similar services on Qwest's nationwide fiber-optic network for the respective periods.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses include the expenses associated with the 173 sales and sales-support employees transferred to Touch America, together with commissions paid to third-party agents. Also included in selling, general, and administrative expenses are all administrative-support expenses directly related to the Divested Businesses (including expenses associated with billing, customer care, and data processing). These administrative-support services will be provided to Touch America by Qwest subsequent to the transaction on a fee-for-services basis pursuant to the TSA. The historical administrative-support expenses incurred by Qwest were approximately $18,350,000 (unaudited) for the six months ended June 30, 2000, $38,904,000 for 1999, $38,135,000 for 1998, and $27,697,000 for 1997. The amounts historically incurred by Qwest may not be representative of the amounts incurred in the future by Touch America, either directly or under the TSA. Corporate overhead charges not directly related to the Divested Businesses have been excluded from the accompanying statements of revenues and direct expenses.

Depreciation Expenses

Depreciation has been estimated based on the historical cost of the assets transferred to Touch America and the following estimated useful lives:

Facility and leasehold improvements	5 – 30 years
Communications and construction equipment	3 – 10 years
Fiber-optic network	10 – 25 years

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allocation of Expenses

The Divested Businesses share certain services with other business groups of Qwest. These services are allocated to the Divested Businesses on a basis that approximates actual cost. All expenses were allocated to the Divested Businesses on a basis consistent with that of Qwest's operating results.

(b)   Unaudited Pro Forma Financial Information

        The following unaudited Pro Forma Consolidated Financial Information
illustrates the effects of the acquisition of the Divested Businesses
discussed in Item 2 on our results of operations and financial position. The
Pro Forma Consolidated Statements of Income for the Year Ended December 31,
1999 and for the Six Months Ended June 30, 2000 were prepared as if the
purchase occurred on January 1, 1999, but exclude nonrecurring items relating
to the purchase. The Pro Forma Consolidated Balance Sheet at June 30, 2000
was prepared as if the purchase occurred on June 30, 2000. Because the
purchase, in fact, occurred on June 30, 2000 and therefore was reflected in
our Consolidated Balance Sheet in our Quarterly Report on Form 10-Q for the
quarter then ended, the only disclosures related to our actual Consolidated
Balance Sheet at June 30, 2000 involve preliminary revaluations of the
intangible assets acquired from Qwest.

        The unaudited Pro Forma Consolidated Financial Information is presented
for illustrative purposes only and does not purport to (i) represent what our
results of operations would have been had the transaction described in fact
occurred at the beginning of the periods indicated, or (ii) project our
results of operations or financial position for any future period or date.
For example, the historical selling, general, and administrative expenses
incurred by Qwest with respect to the Divested Businesses may not be
representative of the amounts that we may incur in the future, either directly
or pursuant to the TSA. The pro forma acquisition adjustments are based upon
available information that we believe is reasonable under the circumstances.

        TASHI and its predecessor were formed in 2000 to effect the June 30,
2000 closing and, therefore, the Divested Businesses were not part of a
separately operated or incorporated business unit but instead were integrated
with Qwest's existing operations and services. The following unaudited Pro
Forma Consolidated Financial Information, therefore, is based on the
historical consolidated financial statements of the Registrant and the
historical Statements of Revenues and Direct Expenses and Statement of
Selected Assets to be Sold relating to the Divested Businesses, giving effect
to the acquisition using the purchase method of accounting and the assumptions
and adjustments described in the footnotes. It should be read in conjunction
with (a) our audited consolidated financial statements for the year ended
December 31, 1999, including footnotes, as contained in our 1999 Annual Report
on Form 10-K, (b) our unaudited consolidated financial statements for the six
months ended June 30, 2000, including footnotes, as contained in our Quarterly
Report on Form 10-Q for the period ended June 30, 2000, and (c) the Statements
of Revenues and Direct Expenses and the Statement of Selected Assets to be
Sold relating to the Divested Businesses, including footnotes, as contained in
Item 7(a) of this Form 8-K/A.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
THE MONTANA POWER COMPANY AND SUBSIDIARIES

	Year Ended December 31, 1999			
	MPC Actual[A]	Divested Businesses[B]	Pro Forma Adjustments	Pro Forma Results
	(Thousands of Dollars) (except per-share amounts)			
REVENUES	$ 1,342,309	$ 291,253	$ –	$ 1,633,562
EXPENSES:				
Operations and maintenance[C]	750,074	162,315	–	912,389
Selling, general, and administrative	138,248	61,833	–	200,081
Taxes other than income taxes	103,881	–	691[1]	104,572
Depreciation, depletion, and amortization	111,145	16,650	507[2]	128,302
Write-downs of long-lived assets ...	7,083	–	–	7,083
	1,110,431	240,798	1,198	1,352,427
INCOME FROM OPERATIONS	231,878	50,455	(1,198)	281,135
INTEREST EXPENSE AND OTHER INCOME:				
Interest	43,006	–	–	43,006
Distributions on mandatorily redeemable preferred securities of subsidiary trusts	5,492	–	–	5,492
Other income – net	(11,029)	–	–	(11,029)
	37,469	–	–	37,469
INCOME TAXES	44,063	–	18,447[3]	62,510
NET INCOME.............................	150,346	50,455	(19,645)[4]	181,156
DIVIDENDS ON PREFERRED STOCK	3,690	–	–	3,690
NET INCOME AVAILABLE FOR COMMON STOCK	$ 146,656	$ 50,455	$ (19,645)[4]	$ 177,466
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – BASIC (000)	109,795			109,795
BASIC EARNINGS PER SHARE OF COMMON STOCK	$ 1.34			$ 1.62
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – DILUTED (000)	110,553			110,553
DILUTED EARNINGS PER SHARE OF COMMON STOCK	$ 1.33			$ 1.61

[A]   As reported in the Registrant's 1999 Annual Report on Form 10-K, filed with the SEC on March 22, 2000.

[B]   As reported in Item 7(a) of this Form 8-K/A.

[C]   For purposes of presentation, we have combined into this line item "operations" expenses and "maintenance" expenses, as separately reported in our 1999 Annual Report on Form 10-K.

The accompanying notes are an integral part of these financial statements.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
THE MONTANA POWER COMPANY AND SUBSIDIARIES

| | Six Months Ended June 30, 2000 | | | |
	MPC Actual[A]	Divested Businesses[B]	Pro Forma Adjustments	Pro Forma Results
		(Thousands of Dollars) (except per-share amounts)		
REVENUES	$ 698,931	$ 155,027	$ –	$ 853,958
EXPENSES:				
Operations and maintenance[C]	419,550	86,311	–	505,861
Selling, general, and administrative	70,657	30,554	–	101,211
Taxes other than income taxes	46,576	–	346[1]	46,922
Depreciation, depletion, and amortization	50,313	8,325	253[2]	58,891
	587,096	125,190	599	712,885
INCOME FROM OPERATIONS	111,835	29,837	(599)	141,073
INTEREST EXPENSE AND OTHER INCOME:				
Interest	20,358	–	–	20,358
Distributions on mandatorily redeemable preferred securities of subsidiary trusts	2,746	–	–	2,746
Other income – net	(14,496)	–	–	(14,496)
	8,608	–	–	8,608
INCOME TAXES	35,531	–	10,950[3]	46,481
NET INCOME	67,696	29,837	(11,549)[4]	85,984
DIVIDENDS ON PREFERRED STOCK	1,845	–	–	1,845
NET INCOME AVAILABLE FOR COMMON STOCK	$ 65,851	$ 29,837	$ (11,549)[4]	$ 84,139
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – BASIC (000)	105,575			105,575
BASIC EARNINGS PER SHARE OF COMMON STOCK	$ 0.62			$ 0.80
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – DILUTED (000)	106,899			106,899
DILUTED EARNINGS PER SHARE OF COMMON STOCK	$ 0.62			$ 0.79

[A] As reported in the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2000, filed with the SEC on August 14, 2000.

[B] As reported in Item 7(a) of this Form 8-K/A.

[C] For purposes of presentation, we have combined into this line item "operations" expenses and "maintenance" expenses, as separately reported in our Quarterly Report on Form 10-Q for the period ended June 30, 2000, filed with the SEC on August 14, 2000.

The accompanying notes are an integral part of these financial statements.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
THE MONTANA POWER COMPANY AND SUBSIDIARIES

ASSETS

	MPC Actual June 30, 2000[A]	Pro Forma Adjustments	Pro Forma Results June 30, 2000
	(Thousands of Dollars)		
PLANT AND PROPERTY IN SERVICE:			
UTILITY PLANT (includes $21,863 plant under construction)			
Electric	$1,062,453	$ –	$1,062,453
Natural Gas	419,069	–	419,069
	1.481.522	–	1.481.522
Less – accumulated depreciation, depletion, and amortization	487,497	–	487,497
	994.025	–	994.025
NONUTILITY PROPERTY[5] (includes $139,406 property under construction)	1,205,187	–	1,205,187
Less – accumulated depreciation, depletion, and amortization	399,069	–	399,069
	806.118	–	806.118
	1.800.143	–	1.800.143
INTANGIBLES[5] (net of accumulated amortization of $926)	154,506	–	154,506
MISCELLANEOUS INVESTMENTS:			
Telecommunications investments	42,720	–	42,720
Reclamation fund	44,636	–	44,636
Other	56,513	–	56,513
	143.869	–	143.869
CURRENT ASSETS:			
Cash and cash equivalents	13,276	–	13,276
Accounts receivable, net of allowance for doubtful accounts	153,621	–	153,621
Notes receivable	22,114	–	22,114
Materials and supplies (principally at average cost)	36,448	–	36,448
Prepayments and other assets	80,186	–	80,186
Deferred income taxes	20,688	–	20,688
	326.333	–	326.333
DEFERRED CHARGES:			
Advanced coal royalties	12,526	–	12,526
Regulatory assets related to income taxes	60,539	–	60,539
Regulatory assets – other	149,961	–	149,961
Other deferred charges	36,879	–	36,879
	259.905	–	259.905
	$2,684,756	$ –	$2,684,756

[A] As reported in the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2000, filed with the SEC on August 14, 2000 (including assets recorded as a result of our acquisition from Qwest of the Divested Businesses).

The accompanying notes are an integral part of these financial statements.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
THE MONTANA POWER COMPANY AND SUBSIDIARIES

LIABILITIES AND SHAREHOLDERS' EQUITY

	MPC Actual June 30, 2000[(A)]	Pro Forma Adjustments	Pro Forma Results June 30, 2000
	(Thousands of Dollars)		
CAPITALIZATION:			
Common shareholders' equity:			
Common stock (240,000,000 shares without par par value authorized; 110,297,787 shares issued)	$ 703,915	$ –	$ 703,915
Treasury stock (4,682,100 shares authorized, issued, and repurchased by the Company)	(144,872)	–	(144,872)
Unallocated stock held by trustee for Retirement Savings Plan	(18,850)	–	(18,850)
Retained earnings and other shareholders' equity	520,386	–	520,386
Accumulated other comprehensive loss	(19,448)	–	(19,448)
	1.041.131	–	1.041.131
Preferred stock	57,654	–	57,654
Company obligated mandatorily redeemable preferred securities of subsidiary trust, which holds soley Company junior subordinated debentures	65,000	–	65,000
Long-term debt	366,294	–	366,294
	1.530.079	–	1.530.079
CURRENT LIABILITIES:			
Long-term debt – portion due within one year	39,429	–	39,429
Short-term borrowing	65,000	–	65,000
Dividends payable	23,203	–	23,203
Income taxes	32,718	–	32,718
Other taxes	44,936	–	44,936
Accounts payable	91,251	–	91,251
Interest accrued	10,476	–	10,476
Other current liabilities	103,845	–	103,845
	410.858	–	410.858
DEFERRED CREDITS:			
Deferred income taxes	14,743	–	14,743
Investment tax credits	13,171	–	13,171
Accrued mining reclamation costs	136,901	–	136,901
Deferred revenue	256,718	–	256,718
Net proceeds from the generation sale	215,503	–	215,503
Other deferred credits	106,783	–	106,783
	743.819	–	743.819
	$2,684,756	$ –	$2,684,756

[(A)] As reported in the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2000, filed with the SEC on August 14, 2000 (including assets recorded as a result of our acquisition from Qwest of the Divested Businesses).

The accompanying notes are an integral part of these financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The accompanying Pro Forma Consolidated Financial Information for the year ended December 31, 1999, the six months ended June 30, 2000, and at June 30, 2000, is unaudited. This financial information does not contain the detail or footnote disclosure concerning accounting policies and other matters that would be included in full fiscal year financial statements.

NOTE 1 - TAXES OTHER THAN INCOME TAXES

The $691,000 and $346,000 increases in taxes other than income taxes for 1999 and the six months ended June 30, 2000 principally reflect increased property taxes associated with the nonutility property, plant, and equipment acquired from Qwest.

NOTE 2 - DEPRECIATION, DEPLETION, AND AMORTIZATION

The $507,000 and $253,000 increases in depreciation, depletion, and amortization expenses for 1999 and the six months ended June 30, 2000 reflect the elimination of Qwest's depreciation expenses and the addition of our depreciation expenses related to the Divested Businesses. For a discussion of the assets acquired, see Note 5. The net effect of the acquisition on our depreciation, depletion, and amortization expenses, after adjustments, is therefore an increase of approximately $17,157,000 for 1999 and an increase of approximately $8,578,000 for the six months ended June 30, 2000. We are depreciating nonutility property over a period of 5 to 20 years (20 years for fiber, 10 years for optronics and switches, and 5 years for office furniture and other equipment). We are amortizing intangibles over a period ranging from an average of 3 years to 20 years (20 years for services under the IRU agreement and an average of 3 years for customer lists).

As described in Note 5, an independent third-party appraisal of assets acquired is not yet complete. When completed, the allocation of amounts among intangibles may change, which would change our amortization expense and therefore our pro forma net income. Assuming an average amortization period of three years for customer lists, 1999 amortization expense would increase approximately $283,000 and 1999 pro forma net income would decrease approximately $177,000 for every $1,000,000 allocated from services under the IRU agreement to customer lists. The effects for the six months ended June 30, 2000 would be approximately 50 percent of these amounts.

NOTE 3 - INCOME TAXES

The $18,447,000 and $10,950,000 increases in income taxes for 1999 and the six months ended June 30, 2000 result from the higher overall income attributable to the addition of the Divested Businesses and the pro forma adjustments at our effective income tax rate of approximately 37.45 percent.

NOTE 4 – NET INCOME AND NET INCOME AVAILABLE FOR COMMON STOCK

The $19,645,000 and $11,549,000 decreases in net income and net income available for common stock for 1999 and the six months ended June 30, 2000 reflect the net effects of the adjustments to revenues and expenses in the "pro forma adjustments" column. The net effect of the acquisition on our net income and net income available for common stock, after adjustments, is therefore an increase of approximately $30,810,000 in 1999 and an increase of approximately $18,288,000 for the six months ended June 30, 2000.

NOTE 5 – PROPERTIES ACQUIRED AND RELATED CAPITAL EXPENDITURES

Our June 30, 2000 Consolidated Balance Sheet includes approximately $60,248,000 of net nonutility property and approximately $145,635,000 of intangibles related to the June 30 acquisition from Qwest. An independent third party is presently appraising the value of the properties acquired. When this appraisal is complete, which is expected to occur in the fourth quarter of 2000, we will adjust our allocation of the purchase price among the various balance sheet classifications, if necessary.

Of the approximately $60,248,000 of net nonutility property, we have allocated approximately $9,200,000 to fiber, approximately $50,448,000 to optronics and switches, and approximately $600,000 to office furniture and equipment. We are depreciating these assets as described in Note 2.

The independent valuation presently indicates that approximately $130,635,000 of the $145,635,000 provisionally classified as an intangible asset in our second quarter 2000 Form 10-Q is associated with an indefeasible rights of use (IRU) agreement for transmission capacity on Qwest's fiber-optic network. The terms of the IRU agreement meet certain qualifying provisions of a capital lease as defined by Statement of Financial Accounting Standard No. 13, "Accounting for Leases." The remaining $15,000,000 provisionally classified as intangibles is associated with customer lists. We are amortizing both of these assets as described in Note 2.

In September 2000, we paid approximately $8,200,000 to Qwest. Approximately $7,900,000 of this amount related to materials purchased from Qwest and approximately $300,000 of this amount related to capitalized labor with respect to provisioning, engineering, network operating center, planning, travel, and equipment-transport costs incurred by Qwest and charged to us. Because this transaction occurred after the closing of the acquisition, we have not included these amounts in our Pro Forma Consolidated Financial Information.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This Form 8-K/A may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary statements and important factors included in the Company's Annual Report on Form 10-K for the year ended December 31, 1999. See Part I, "Warnings About Forward-Looking Statements." Forward-looking statements are all statements other than statements of historical fact, including, without limitation, those that are identified by the use of the words "expects," "believes," "anticipates," and similar expressions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THE MONTANA POWER COMPANY
(Registrant)

By   /s/ J.P. Pederson
      J.P. Pederson
      Vice Chairman and Chief
        Financial Officer

Dated: September 15, 2000